UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date July 22, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 22, 2025
Medellin, Colombia

BANCOLOMBIA S.A. TO DELIST NOTES FROM THE NEW YORK STOCK EXCHANGE

Bancolombia S.A. (“Bancolombia”) announces today its intention to voluntarily delist its 4.875% Subordinated Notes due 2027 (the “2027 Notes”) and 8.625% Subordinated Notes due 2034 (the “2034 Notes”, and together with the 2027 Notes, the “Notes”) from the New York Stock Exchange (the “NYSE”). Bancolombia currently anticipates that it will submit a listing application to the Singapore Exchange (the “SGX”) to list the Notes on the SGX.

The decision to voluntarily delist the Notes from the NYSE and list the Notes on the SGX was made after careful consideration of the effects of being listed on each respective exchange by the board of directors of Bancolombia.

Bancolombia has notified the NYSE of its intention to voluntarily delist the Notes. Bancolombia currently anticipates that it will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form 25, relating to the delisting and the deregistration of the Notes under Section 12(b) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), on or about August 1, 2025, with the delisting of the Notes expected to take effect 10 days thereafter. As a result, Bancolombia expects that the last trading day of the Notes on the NYSE will be on or about August 11, 2025. Following the delisting of the Notes, Bancolombia intends to file a Form 15 with the SEC to suspend Bancolombia’s reporting obligations under Section 15(d) of the Exchange Act. Trading of the Notes on the SGX is expected to commence on or about August 12, 2025.

The American Depositary Shares of Grupo Cibest S.A. (“Grupo Cibest”), Bancolombia’s parent company, will continue to trade on the NYSE under the symbol “CIB”, and as a result Grupo Cibest will continue to be required to file periodic reports under the Exchange Act.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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